UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of AUGUST, 2004

                           Commission File No. 0-30148


                           PHOTOCHANNEL NETWORKS INC.
                           --------------------------
                 (Translation of registrant's name into English)


      506 - 425 CARRALL STREET, VANCOUVER, BRITISH COLUMBIA V6B 6E3 CANADA
      --------------------------------------------------------------------
                     (Address of principal executive office)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date:  August 24, 2004.

/s/"Robert Chisholm"
------------------------------
Robert Chisholm, CFO

BRITISH COLUMBIA SECURITIES COMMISSION
QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
--------------------------------------------------------------------------------

ISSUER DETAILS

NAME OF ISSUER                      FOR QUARTER ENDED          DATE OF REPORT
                                                            Y        M        D
PhotoChannel Networks Inc.          June 30, 2004         2004       08      24

--------------------------------------------------------------------------------
ISSUER ADDRESS

506 - 425 Carrall Street

--------------------------------------------------------------------------------
CITY       PROVINCE    POSTAL CODE      ISSUER FAX NO.    ISSUER TELEPHONE NO.

Vancouver    B. C.     V6B 6E3          604-893-8966      604-893-8955

--------------------------------------------------------------------------------
CONTACT NAME               CONTACT POSITION             CONTACT TELEPHONE NO.

Robert Chisholm            C. F. O.                     604-893-8955 ext. 224

--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS               WEBSITE ADDRESS

rchisholm@photochannel.com          www.photochannel.com

--------------------------------------------------------------------------------


CERTIFICATE

The Three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.


                                                          Y        M        D

"Peter Scarth"                  Peter Scarth             2004      08       24
--------------------------------------------------------------------------------
Director's Signature            Print Full Name               Date Signed


"Cory Kent"                     Cory Kent                2004      08       24
--------------------------------------------------------------------------------
Director's Signature            Print Full Name               Date Signed

      NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR


PHOTOCHANNEL NETWORKS INC.
INTERIM FINANCIAL STATEMENTS FOR THE PERIOD ENDED JUNE 30, 2004

The Issuer's auditors have not reviewed or been involved in the preparation of these financial statements.

PHOTOCHANNEL NETWORKS INC.
CONSOLIDATED BALANCE SHEET
UNAUDITED - PREPARED BY MANAGEMENT
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                                    JUNE 30, 2004        SEPTEMBER 30, 2003
                                                               ---------------------------------------------
 ASSETS

 CURRENT ASSETS
    Cash and cash equivalents                                  $      2,321,290            $      1,104,410
    Cash held in trust                                                        -                     345,000
    Accounts receivable                                                 476,285                      96,750
    Inventory                                                             4,113                           -
    Prepaid expenses                                                     21,175                      19,364
                                                               ---------------------------------------------
                                                                      2,822,863                   1,565,524

 CAPITAL ASSETS                                                         796,882                     285,573
                                                               ---------------------------------------------

                                                               $      3,619,745            $      1,851,097
                                                               =============================================

 LIABILITIES

 CURRENT LIABILITIES
    Accounts payable and accrued liabilities                   $        954,916             $     1,117,247
    Deferred revenue                                                    138,629                      60,000
    Unearned revenue                                                     68,669                           -
                                                               ---------------------------------------------

                                                               $      1,162,214             $     1,177,247
                                                               ---------------------------------------------

 SHAREHOLDERS' DEFICIENCY
    Capital stock                                                $   39,533,584              $   31,826,678
    Contributed surplus                                               7,032,328                   6,976,915
    Loans receivable                                                    (21,600)                   (122,206)
    Warrants                                                          2,221,487                   2,168,522
    Deficit                                                         (46,308,268)                (40,176,059)
                                                               ---------------------------------------------

                                                                      2,457,531                    (673,850)
                                                               ---------------------------------------------

                                                                $     3,619,745            $      1,851,097
                                                               =============================================

   The accompanying notes are an integral part of these financial statements.

PHOTOCHANNEL NETWORKS INC.
Consolidated Statements of Income (Loss) and Deficit
UNAUDITED - PREPARED BY MANAGEMENT
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                   THREE MONTHS ENDED                   NINE MONTHS ENDED
                                            ------------------------------------ -----------------------------------
                                              JUNE 30, 2004     JUNE 30, 2003     JUNE 30, 2004     JUNE 30, 2003
                                            ------------------------------------ -----------------------------------
 REVENUE                                          $   208,766       $   110,063       $   621,631       $   284,366

 COST OF SALES                                         72,357            19,310           200,650            55,722
                                            ------------------------------------ -----------------------------------

 GROSS PROFIT (LOSS)                                  136,409            90,753           420,981           228,644
                                            ------------------------------------ -----------------------------------

 EXPENSES
    General and administration                        227,087           362,753           918,649         1,102,169
    Sales and marketing                               131,998           144,997           420,771           398,845
    Research and development                          284,352           125,573           818,950           438,550
    Amortization                                       66,532            48,352           129,499           314,728
                                            ------------------------------------ -----------------------------------

                                                      709,969           681,675         2,287,869         2,254,292
                                            ------------------------------------ -----------------------------------

 Net loss from operations                           (573,560)         (590,922)       (1,866,888)       (2,025,648)

 OTHER INCOME (LOSS)
 Expense recovery                                           -                 -            48,759           163,419
 Loss on disposal of property, plant and
       equipment                                            -                 -                 -         (119,257)
 Translation loss                                     (2,261)               (1)            23,860               334
 Interest and miscellaneous income                        258                16             2,986               250
                                            ------------------------------------ -----------------------------------
                                                      (2,003)                15            75,605            44,746

 NET (LOSS) GAIN FOR THE PERIOD                     (575,563)         (590,907)       (1,791,283)       (1,980,902)

 LOSS FOR THE PERIOD ATTRIBUTED TO LIMITED
       PARTNERSHIP                                          -                 -                 -           127,410
                                            ------------------------------------ -----------------------------------

 NET LOSS FOR THE PERIOD ATTRIBUTED TO
       COMMON SHAREHOLDERS                          (575,563)         (590,907)       (1,791,283)       (1,853,492)

 DEFICIT - BEGINNING OF PERIOD                   (41,391,779)      (38,988,660)      (40,176,059)      (37,726,075)

 REDEMPTION OF LIMITED PARTNERSHIP UNITS          (4,340,926)                 -       (4,340,926)                 -
                                            ------------------------------------ -----------------------------------

 DEFICIT - END OF PERIOD                       $ (46,308,268)    $ (39,579,567)    $ (46,308,268)    $ (39,579,567)
                                            ==================================== ===================================

 (LOSS) GAIN PER SHARE ATTRIBUTABLE TO
    COMMON SHAREHOLDERS                       $        (0.00)    $       (0.01)    $       (0.01)    $       (0.02)
                                            ------------------------------------ -----------------------------------

 WEIGHTED AVERAGE NUMBER OF COMMON SHARES
    OUTSTANDING                                   136,382,394        89,065,268       136,382,394        89,065,268
                                            ------------------------------------ -----------------------------------

   The accompanying notes are an integral part of these financial statements.

PHOTOCHANNEL NETWORKS INC.
Consolidated Statementnine monthsnine monthss of Cash Flows
UNAUDITED - PREPARED BY MANAGEMENT
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

                                                                THREE MONTHS ENDED            NINE MONTHS ENDED
                                                            ------------------------------------------------------------
                                                                JUNE 30,      JUNE 30,   JUNE 30, 2004  JUNE 30, 2003
                                                                    2004          2003
                                                            ------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss) gain for the period                            $   (575,563)   $ (590,907)  $ (1,791,283)   $ gd,980,902)
   Items not affecting cash
     Amortization                                                  66,532        48,352        129,499        314,728
     Loss on sale of property, plant and equipment                      -             -              -        119,257
                                                            ------------------------------------------------------------

                                                                 (509,031)     (542,555)    (1,661,784)    (1,546,917)

   Net change in non-cash working capital items                   495,820       138,953       (400,492)      (550,537)
                                                            ------------------------------------------------------------

                                                                  (13,211)     (403,602)    (2,062,276)    (2,097,454)
                                                            ------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment                     (179,030)       (4,606)      (406,904)      (202,508)
   Deferred development costs                                     (89,738)            -       (233,901)             -
   Proceeds from sale of property, plant and equipment                  -             -              -        103,775
   Short term deposits                                                  -        15,000              -         15,000
                                                            ------------------------------------------------------------

                                                                 (268,768)       10,394       (640,805)       (83,733)
                                                            ------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Cash in trust                                                        -             -        345,000              -
   Demand loan                                                          -       325,000              -        617,650
   Loan receivable                                                 26,717             -        100,606              -
   Issuance of common shares and exercise of common share
      purchase warrants and options - net of                    2,459,250        76,100      3,474,355      1,433,400
        financing costs
   Issuance of special warrants                                         -             -              -              -
   Issuance of limited partnership units                                -             -              -        115,000
                                                            ------------------------------------------------------------

                                                                2,485,967       401,100      3,919,961      2,166,050
                                                            ------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                2,203,988         7,892      1,216,880        (15,137)

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                   117,302        62,557      1,104,410         85,586
                                                            ------------------------------------------------------------

CASH AND CASH EQUIVALENTS - END OF PERIOD                   $    2,321,290   $   70,449   $ 2,321,290     $    70,449
                                                            ------------------------------------------------------------

   The accompanying notes are an integral part of these financial statements.

PHOTOCHANNEL NETWORKS INC.
Notes to Consolidated Financial Statements
JUNE 30, 2004
UNAUDITED - PREPARED BY MANAGEMENT
(expressed in Canadian dollars)
--------------------------------------------------------------------------------

NOTE 1:

While the information presented in the accompanying interim three month financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's September 30, 2003 annual audited statements. These financial statements follow the same accounting policies and methods as the Company's September 30, 2003 annual financial statements.

NOTE 2:

Loss per share figures are calculated using the weighted average number of shares outstanding during the period. Diluted loss per share information is not presented where the effect would be anti-dilutive.

NOTE 3:

Following is a breakdown of accounts receivable at June 30, 2004, as compared to September 30, 2003.

    ----------------------------------------------------------------------------
    DESCRIPTION                                    PERIOD ENDED
    ----------------------------------------------------------------------------
                                        June 30, 2004        September 30, 2003
    ----------------------------------------------------------------------------
    Trade accounts receivable               $ 439,102                  $ 96,750
    ----------------------------------------------------------------------------
    GST receivable                             37,183                         -
    ----------------------------------------------------------------------------
    Total                                   $ 476,285                  $ 96,750
    ----------------------------------------------------------------------------


NOTE 4:

Following is a breakdown of the revenue for the nine month period ended June 30, 2004, as compared to the year ended September 30, 2003.

    ---------------------------------------------------------------------------
    DESCRIPTION                                      PERIOD ENDED
    ----------------------------------------------------------------------------
                                          June 30, 2004       September 30, 2003
    ----------------------------------------------------------------------------
    Website fees                             $ 170,120                 $ 73,606
    ----------------------------------------------------------------------------
    Installation fees                           74,068                   13,308
    ----------------------------------------------------------------------------
    Membership fees                             64,066                   73,120
    ----------------------------------------------------------------------------
    Transaction fees                           283,953                   90,054
    ----------------------------------------------------------------------------
    Prepaid Card fees                           29,424                        -
    ----------------------------------------------------------------------------
    Other                                            -                    5,485
    ----------------------------------------------------------------------------
    Total                                     $621,631                $ 255,573
    ----------------------------------------------------------------------------

SCHEDULE "B"
PHOTOCHANNEL NETWORKS INC.
YEAR-TO-DATE ENDED JUNE 30, 2004
--------------------------------------------------------------------------------

1.    ANALYSIS OF EXPENSES AND DEFERRED COSTS

                                                           JUNE 30, 2004
 GENERAL AND ADMINISTRATION
       Accounting and legal                          $         51,091
       Investor relations                                      67,751
       Office and miscellaneous                               131,118
       Public company fees                                     39,609
       Salaries                                               309,933
       Consulting                                             218,710
       Interest                                                51,695
       Rent                                                    48,742
                                                     ---------------------
                                                      $       918,649
                                                     =====================

 SALES AND MARKETING
       Travel and Miscellaneous                      $         62,010
       Printing, advertising and promotion                     36,519
       Salaries                                                42,801
       Consulting                                             279,441
                                                     ---------------------
                                                      $       420,771
                                                     =====================

 RESEARCH AND DEVELOPMENT
       Salaries                                       $       474,518
       Consulting                                             300,565
       Miscellaneous                                           43,867
                                                     ---------------------
                                                      $       818,950
                                                     =====================

2.    RELATED PARTY TRANSACTIONS

As at June 30, 2004, the Company had accrued fees of approximately $nil (2003 - $143,783) to a company owned by a current director and officer.

3.    SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD.

      (a)   Summary of securities issued during the period

    ------------------ ----------- ----------------- ------------- -------- ------------- ----------------- --------------
    DATE OF ISSUE      TYPE OF     TYPE OF ISSUE     NUMBER        PRICE    TOTAL         TYPE OF              TYPE OF
                       SECURITY                                             PROCEEDS      CONSIDERATION      COMMISSION
                                                                                                                PAID
    ------------------ ----------- ----------------- ------------- -------- ------------- ----------------- --------------
    April 2004         Units (1)   Exchange of
                                   convertible         16,100,000   $0.10       N/A             N/A              Nil
                                   securities
    ------------------ ----------- ----------------- ------------- -------- ------------- ----------------- --------------
    April 2004         Common      Warrant
                       Shares      exercise                75,000   $0.14       $ 10,500        Cash             Nil
    ------------------ ----------- ----------------- ------------- -------- ------------- ----------------- --------------
    April 2004         Common      Option exercise
                       Shares                             125,000   $0.15       $ 18,750        Cash             Nil
    ------------------ ----------- ----------------- ------------- -------- ------------- ----------------- --------------
    May 2004           Common      Warrant exercise
                       Shares (2)                       1,000,000   $0.10      $ 100,000        Cash             Nil
    ------------------ ----------- ----------------- ------------- -------- ------------- ----------------- --------------
    June 2004          Common      Warrants
                       Shares (2)  exercise            12,150,000   $0.10     $1,215,000        Cash             Nil
    ------------------ ----------- ----------------- ------------- -------- ------------- ----------------- --------------
    June 2004          Common      Warrants
                       Shares      exercise               350,000   $0.10      $ 350,000        Cash             Nil
    ------------------ ----------- ----------------- ------------- -------- ------------- ----------------- --------------
    June 2004          Units (3)   Private
                                   Placement            9,600,000  $0.125     $1,200,000        Cash          Cash (4)
    ------------------ ----------- ----------------- ------------- -------- ------------- ----------------- --------------

(1) Issued in consideration of PhotoChannel's reacquisition to its rights to the Canadian marketplace through the exercise of its call options with the limited partners, as initially announced on July 26, 2002. The company issued 16.1 million common shares and 13.65 million common share purchase warrants. Each common share purchase warrant entitles the holder to acquire a further common share at a price of $0.10 on or before June 30, 2004.

(2) Relate to exercise of common share purchase warrants issued under the call option with the limited partners, per (1) above.

(3) Each unit consisting of one common share and one common share purchase warrant, each common share purchase warrant entitling the holder to acquire a further common share at a price of $0.15 on or before July 7, 2005.

(4) Issued in consideration of services provided in the June 2004 private placement in the amount of 10% of the gross proceeds.

      (b)   Summary of options granted during the period.

            Nil

4.    SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

      (a)   Authorized Share Capital as at June 30, 2004

              ------------------------------------------------------------------
              CLASS                             AUTHORIZED
              ------------------------------------------------------------------
              Common Shares                                         500,000,000
              ------------------------------------------------------------------
              Preferred Shares                                       10,000,000
              ------------------------------------------------------------------

      (b)   Number  and Value of Shares  Issued and  Outstanding  as at June 30,
            2004

              ------------------------------------------------------------------
              CLASS                    ISSUED                  VALUE
              ------------------------------------------------------------------
              Common Shares            176,347,341             $39,533,584
              ------------------------------------------------------------------

      (c) Options, Warrants and Convertible Securities Outstanding as at June 30, 2004

             -------------------------- ----------------- -------------------- ---------------- ----------------------
             SECURITY                        NUMBER          EXERCISE PRICE          VALUE         EXPIRY DATE
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Common Share Purchase             9,600,000         $0.15              $  312,009  July 7, 2005
             Warrants
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Common Share Purchase             1,000,000          $1.75 US         $ 1,700,000  May 11, 2005
             Warrants
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Common Share                      2,100,000         $0.10              $  105,000  February 27, 2005
             Purchase Warrants
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Common Share                      1,765,000         $0.10               $  82,072  January 22, 2005
             Purchase Warrants
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Common Share                        326,000         $0.14               $  22,405  December 20, 2004
             Purchase Warrants
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                       275,000         $0.15               Nil        Mar 16, 2005
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                       100,000         $0.15               Nil        May 1, 2005
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                       330,736         $1.05               Nil        June 28, 2005
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                        50,000         $0.15               Nil        June 29, 2005
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                       200,000          $1.00US            Nil        July 25, 2005
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                        49,660         $0.15               Nil        July 25, 2005
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                       100,000         $0.15               Nil        Aug 10, 2005
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                       100,000         $0.15               Nil        Oct 2, 2005
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                       100,000         $0.15               Nil        Oct 27, 2005
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                        15,000         $0.15               Nil        Nov 17, 2005
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                     4,125,000         $0.15               Nil        July 26, 2006
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                     5,489,271         $0.15               Nil        May, 27, 2007
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                       300,000         $0.15               Nil        Sept 2, 2008
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                       750,000         $0.17               $  97,165  Sept 18, 2008
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                     3,275,000         $0.31               Nil        Nov 24, 2008
             -------------------------- ----------------- -------------------- ---------------- ----------------------
             Stock Options                       500,000         $0.30               Nil        Feb 4, 2009
             -------------------------- ----------------- -------------------- ---------------- ----------------------

      (d)   Shares in Escrow as at June 30, 2004

      Nil

5.    LIST OF DIRECTORS AND OFFICERS AS AT JUNE 30, 2004

         DIRECTORS
         Peter Fitzgerald
         Peter Scarth
         Cory Kent
         Kent Thexton

         OFFICERS
         Peter Scarth, President and Chief Executive Officer
         Kyle Hall, EVP Business Development and Corporate Secretary Timothy J Kerbs, EVP Operations
         Robert Chisholm, Chief Financial Officer

BRITISH COLUMBIA SECURITIES COMMISSION
QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
--------------------------------------------------------------------------------

ISSUER DETAILS

NAME OF ISSUER                      FOR QUARTER ENDED          DATE OF REPORT
                                                              Y       M      D
PhotoChannel Networks Inc.          June 30, 2004            2004     08     24

--------------------------------------------------------------------------------
ISSUER ADDRESS

506 - 425 Carrall Street

--------------------------------------------------------------------------------
CITY           PROVINCE    POSTAL CODE    ISSUER FAX NO.    ISSUER TELEPHONE NO.

Vancouver      B. C.       V6B 6E3        604-893-8966      604-893-8955

--------------------------------------------------------------------------------
CONTACT NAME            CONTACT POSITION                CONTACT TELEPHONE NO.

Robert Chisholm         C. F. O.                        604-893-8955 ext. 224

--------------------------------------------------------------------------------
CONTACT EMAIL ADDRESS               WEBSITE ADDRESS

rchisholm@photochannel.com          www.photochannel.com

--------------------------------------------------------------------------------


CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.


                                                         Y      M        D

"Peter Scarth"                  Peter Scarth            2004    08       24
--------------------------------------------------------------------------------
Director's Signature            Print Full Name            Date Signed


"Cory Kent"                     Cory Kent               2004    08       24
--------------------------------------------------------------------------------
Director's Signature            Print Full Name            Date Signed

SCHEDULE "C"
MANAGEMENT DISCUSSION AND ANALYSIS

DESCRIPTION OF BUSINESS


PhotoChannel Networks Inc. ("PhotoChannel" or the "Company") is an Internet infrastructure company providing photofinishing retailers and telecommunication companies with an electronic "turnkey" networked solution enabling them to provide their customers with digital image printing, organizing, sharing and storage through the ease of an online environment. The functionality of the Company's Network technology also enables customers of the photofinishing retailers and telecommunication companies to print their images to any networked location within a photofinishing retailer or to opt for the choice of home delivery for those photofinishing retailers offering this service.

The Company's Network electronically connects the photofinishing retailers and telecommunications companies and their customers through the Internet and provides them with hosting, storage and back-end reporting. This turnkey solution enables the photofinishing retailers and telecommunication companies to meet the needs of their customers for online digital photography.

The Company has focused its operational efforts on contracting with and deploying the Network within photofinishing retail partner locations and wireless communications companies.

The Company is a small and growing company and continues to seek a cash flow positive and profitable position. Management believes that the Company is well positioned to profit from the large and ever increasing digital imaging market.

The Company is headquartered in Vancouver, British Columbia, Canada and trades on the TSX Venture Exchange ("TSX-V") in Canada (symbol - PNI) and the OTCBB in the United States (symbol - PHCHF). The accompanying financial statements are for its second quarter ended June 30, 2004 and are expressed in Canadian dollars.

OPERATIONS AND FINANCIAL CONDITION

Management's strategy is to focus on being a digital imaging technology provider for photofinishing retailers and telecommunications companies. The Company's digital Network is focused on delivering digital image orders from capture to fulfillment under the control of the originating photofinishing retailer. The Network also connects the photofinishing retailer to professional and commercial photo processing labs for enlargements and gifting items. The Company charges its photofinishing retailers a one time website development fee, a monthly recurring fee for each location connected directly to the Network and a percentage of all gross print revenues processed through the Network. In addition, the Company charges the customers of the photofinishing retailers a storage fee, if selected, for hosting of their digital images.

REVENUES

Revenue for the nine months ended June 30, 2004 was $621,631 versus $284,366 for the same period last year. Revenue increased 119% for the period ended June 30, 2004, compared to the same period last year, due to large photofinishing retailers that contracted with the Company during fiscal 2003. Excluding deferred revenue, below, revenue for the nine months increased by 146% compared to the same period last year.

The largest increase in revenue has resulted from the retailers' customers acceptance and usage of an online solution for the purchasing of prints and gifting items from their digital images. This increase has resulted in the Company's transactional revenues during the first nine months of fiscal 2004 growing to $283,953 versus $55,117 for the corresponding period during fiscal 2003, a 415% increase. Excluding minimum transaction fees paid monthly by certain contracted customers, the Company's transactional revenue grew by 18% during its third quarter versus its second quarter of fiscal 2004.

During this period the Company contracted with its first wireless carrier, TELUS Mobility, and launched Konica Photo Imaging, which now provides access to over 4,500 participating photofinishing retail locations across the United States. These two contracts contributed to the Company reporting an increase in website fees of $19,819, (subsequent to the deferral below), from $150,301 for the first nine months of 2003 to$170,120 for the nine months ended June 30, 2004. The Company now defers revenue from website fees earned for the initial set-up of a customer and recognizes it as income over the estimated term of the customer relationship period. At June 30, 2004, the Company had deferred revenue of $138,629 of which $108,629 has resulted from work performed in fiscal 2004. For comparative purposes, had the Company not adopted this deferral policy at the end of fiscal 2003, website revenue would have been $78,629 higher for the nine months ended June 30, 2004.

The Company's revenue for installation fees increased by $65,608 from $8,460 for the nine months ended June 30, 2003 to $74,068 for this corresponding period of fiscal 2004. This large increase is the result of the Company's customers starting to print in-store thereby offering the consumer the equivalent of one hour digital photofinishing.

GROSS PROFIT

During the nine months ended June 30, 2004, the Company reported a gross profit of $420,981 versus $228,644 for the comparable period of 2003. This increase of 84% was due to the increase in revenues. The percentage increase in gross margin compared to revenue was partially reduced due to lower gross margins associated with the one time initial physical setup of retailer locations for in-store printing, along with the printing and sale of the physical prepaid cards. The subsequent usage of the prepaid cards by customers will result in the Company recording transactional revenue with the same gross margins as those received with similar online orders at the time of use.

COST OF OPERATIONS

The Company's costs of operations for the period were $2,287,869, as compared to $2,254,292 during the same period last year. This increase of 1.5% was primarily the result of an increase in staffing in research and development, offset by a reduction in general and administration and amortization costs, as further described below.

General and administration expenses for the nine months ended June 30, 2004 decreased by $183,520 to $918,649 or 16.7% over the comparable period in fiscal 2003. This decrease was due to a reduction in employee costs over the comparable period in fiscal 2003. During this period the Company expended $67,751 on investor relations compared to $48,900 for the comparable period of fiscal 2003.

Sales and marketing expenses for the nine months ended June 30, 2004 increased by $21,926 to $420,771, an increase of 5.5% from the comparable period of 2003. This increase was due to an increase in travel and advertising and promotion, as the Company introduces its technology to potential customers in the United States. As 80% of all photofinishing is being done by 20% of the retailers who provide photofinishing services, the Company is focused on the large retail chains as its means for immediate growth. These large photofinishing retailers are best approached through industry contacts and the Company believes that it has assembled a sales team with the background and contact base to accomplish this.

During the nine month period ended June 30, 2004, the Company expensed $818,950 on research and development costs, as compared to $438,550 during the same period last year. This increase of 86.7% is the result of an increase in the number of employees. During this period the Company deferred $233,901 of development costs, having met the criteria established under Accounting Recommendations, section 3450. During this period the Company increased its technical staffing to accommodate an increased demand for its Network solution and to develop new solutions which will allow it to maintain its competitive advantage in the provision of online photofinishing services. During this period the development team was busy optimizing the existing system due to a large increase in transactional volume, relocating its hardware to TELUS' co-location facility in Burnaby, BC, developing a grid storage network solution to securely handle its growth, as well as enhancing the functionality of its existing solutions. Such enhancements include: incorporating searchable maps for ease of finding photofinishing retailers; the use of multiple prepaid cards and a new ActiveX multi up-loader to enhance the consumers' experience by increasing the ease and speed of uploading multiple digital images.

Amortization decreased by $185,229 to $129,499 for the nine month period ended June 30, 2004, as compared to $314,728 during the comparable period last year. This reduction is primarily the result of certain equipment of the Company being fully amortized, along with replacing old expensive equipment with new, less expensive and more cost effective, equipment. Based on the Company's anticipated growth, this new equipment provides the Company with a simple and efficient means of scalability.

The Company recorded a nine month net loss attributable to common shareholders of $1,791,283 or $0.01 per share compared to $1,853,492 or $0.02 per share in the same period last year.

Excluding the loss attributed to the Limited Partnership during 2003, the Company's net loss for the nine month period was $1,791,283, as compared to $1,980,902 during the comparable period in 2003. This 9.6% reduction was due to an increase in revenues and gross profit, along with a reduction in general and administration and amortization expenses, which has been partially offset by an increase in staffing in research and development.

CONTINGENCIES

As of August 24, 2004 there were no legal proceedings material to the Company to which the Company or its subsidiaries are a party or to which their property is subject, nor to the best of the knowledge of management, are any such legal proceedings contemplated.

LIQUIDITY AND SOLVENCY

As at June 30, 2004, the Company had a positive working capital of $1,660,649 compared to a positive working capital position of $388,277 at September 30, 2003. The cash and cash equivalents on hand at June 30, 2004 were $2,321,290. Excluding the deferred and unearned revenue amounts at June 30, 2004, the Company had a positive working capital position of $1,867,947. As a start-up, which continues to strive for profitability, the Company's main source of funds has been, and will continue to be, the sale of equity capital until it manages to reach a cashflow positive position. If requisite funding on acceptable terms cannot be attracted in a timely fashion, the Company may be forced to delay activities and, possibly, lose market opportunities to competitors. Similarly, delayed financing could force reductions in planned marketing, product deployment and development expenditures, resulting in delays in meeting its business objectives.


"Peter Scarth"                                  "Cory Kent"
--------------                                  -----------
Peter Scarth                                    Cory Kent
Director & CEO                                  Director

August 24, 2004